UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A4

Under the Securities Exchange Act of 1934

bebe stores, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

075571 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒            Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not  be deemed to be “filed” for the purpose of Section 18 of  the Securities  Exchange Act of 1934 (“Act”) or otherwise  subject  to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 075571 10 9

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Manny Mashouf ###-##-####

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 286,947*

	6.	Shared Voting Power 20,484,251**

	7.	Sole Dispositive Power 286,947*

	8.	Shared Dispositive Power 20,484,251**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,771,198

10.	Check BOX if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 81.0%

12.	Type of Reporting Person IN

*    As trustee of the Manny Mashouf Charitable Remainder Unitrust December 21, 1998.

** As trustee of the Mashouf Family Trust UTD April 1, 1998.  Includes 53,000 shares held in trust for the benefit of Iman Mashouf.  Includes 53,000 shares held in trust for the benefit of Daria David Mashouf.

CUSIP No.            075571 10 9

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Neda Mashouf ###-##-####

2.	Check the Appropriate Box if a Member of a Group*		(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

		6.	Shared Voting Power 20,484,251***

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 20,484,251***

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,484,251***

10.		Check BOX if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.		Percent of Class Represented by Amount in Row (9) 79.9%

12.		Type of Reporting Person* IN

***  As trustee of the Mashouf Family Trust UTD April 1, 1998.  Includes 53,000 shares held in trust for the benefit of Iman Mashouf.  Includes 53,000 shares held in trust for the benefit of Daria David Mashouf.

CUSIP No.            075571 10 9

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust December 21, 1998 ###-##-####

2.	Check the Appropriate Box if a Member of a Group*		(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 286,947

		6.	Shared Voting Power None

		7.	Sole Dispositive Power 286,947

		8.	Shared Dispositive Power None

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 286,947

10.		Check BOX if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.		Percent of Class Represented by Amount in Row (9) 1.1%

12.		Type of Reporting Person* IN

CUSIP No.            075571 10 9

ITEM 1.

                (a)           Name of Issuer:

                                bebe stores, inc.

                (b)           Address of Issuer’s Principal Executive Offices:

                                400 Valley Drive

                                Brisbane, California 94005

ITEM 2.

                (a)           Name of Person Filing:

                                (1)Manny Mashouf, Trustee of the Mashouf Family Trust UTD April 1, 1998

                                (2)Neda Mashouf, Trustee of the Mashouf Family Trust UTD April 1, 1998

                                (3)Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust

                                December 21, 1998 (“Trust”)

                (b)           Address of Principal Business Office or, if none, Residence:

                                Manny Mashouf

                                400 Valley Drive

                                Brisbane, California 94005

                                Neda Mashouf

                                400 Valley Drive

                                Brisbane, California 94005

                                Trust

                                400 Valley Drive

                                Brisbane, California 94005

                (c)           Citizenship:

                                Manny Mashouf: United States of America

                                Neda Mashouf: United States of America

                                Trust: United States of America

                (d)           Title of Class of Securities:

                                Common Stock

                (e)           CUSIP Number:

                                075571 10 9

CUSIP No.            075571 10 9

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(j)X  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

(a) Amount Beneficially Owned:

Manny Mashouf: 20,771,198*

Neda Mashouf: 20,484,251*

Trust: 286,947

(b) Percent of Class:

Manny Mashouf: 81.0%

Neda Mashouf: 79.9%

Trust: 1.1%

Based on 25,640,912 shares of the Issuer’s Common Stock outstanding as of December 31, 2002.

*  In their capacity as trustees.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:

Manny Mashouf: 286,947

Neda Mashouf: 0

Trust: 286,947

(ii) shared power to vote or to direct the vote:

Manny Mashouf: 20,484,251

Neda Mashouf: 20,484,251

Trust: none

(iii) sole power to dispose or to direct the disposition of:

Manny Mashouf: 286,947

Neda Mashouf: 0

Trust: 286,947

(iv) shared power to dispose or to direct the disposition of:

Manny Mashouf: 20,484,251

Neda Mashouf: 20,484,251

Trust: none

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

CUSIP No.            075571 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2003

/s/ MANNY MASHOUF
Manny Mashouf TTEE Mashouf Family Trust
UTD April 1, 1998

/s/ NEDA MASHOUF
Neda Mashouf TTEE Mashouf Family Trust
UTD April 1, 1998

/s/ MANNY MASHOUF
Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust December 21, 1998

CUSIP No.            075571 10 9

EXHIBIT A

JOINT FILING AGREEMENT

                WHEREAS, the statement on Schedule 13G to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons collectively, the “Reporting Persons”); and

                WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of the Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

                NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.               Each of the Reporting Persons is individually eligible to use the Joint Statement.

2.               Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

3.               Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

4.               None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

5.               The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Date: February 3, 2003

/s/ MANNY MASHOUF
Manny Mashouf TTEE Mashouf Family Trust
UTD April 1, 1998

/s/ NEDA MASHOUF
Neda Mashouf TTEE Mashouf Family Trust
UTD April 1, 1998

/s/ MANNY MASHOUF
Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust December 21, 1998